Exhibit 21.1
SUBSIDIARIES OF TENABLE HOLDINGS, INC.

Name of Subsidiary	Jurisdiction of Incorporation
Tenable, Inc.	Delaware
Accurics, Inc.	Delaware
Tenable Network Security Ireland Limited	Ireland
Alsid, SAS	France
Tenable Israel Ltd.	Israel
Tenable Public Sector LLC	Delaware